Exhibit 99.1

CALEDONIA MINING CORPORATION

SUITE 1201	P O BOX 834
67 YONGE STREET, TORONTO,	SAXONWOLD 2132
ONTARIO, CANADA M5E IJ8	SOUTH AFRICA
TEL 1 416 369 9835	TEL. 27 11 447 2499
FAX 1 416 369 0449	FAX. 27 11 447 2554

NOTICE OF CHANGE OF AUDITOR

Caledonia Mining Corporation (“the Corporation”)

To:                  BDO Canada LLP ("BDO")

AND TO:       KPMG Inc.("KPMG")

NOTICE IS HEREBY GIVEN that the audit committee of the board of directors of the Corporation has conducted a review of the Corporation's audit requirements and as a result of this review, the audit committee determined to recommend changing the Company's auditors from BDO to KPMG effective as of April 30, 2013 being the expiry of BDO's current appointment following the filing of the Corporations 2012 Form 20F. On March 19, 2013, the board of directors of the Corporation approved the recommendation of the audit committee described above. BDO has therefore not been proposed for reappointment.

The Corporation confirms that:

(a)	BDO has not expressed any reservation in its report on the Corporation's financial statements for the fiscal years ended December 31, 2012 and December 31, 2011; and

(b)	there are no "reportable events" as defined in National Instrument 51-102 Continuous Disclosure Obligations.

The Corporation requests BDO and KPMG to:

(a)	review this notice;

(b)
prepare a letter, addressed to the Ontario Securities Commission, stating for each statement in this notice whether you (i) agree, (ii) disagree, and the reasons why, or (iii) have no reason to agree or disagree; and

(c)	deliver the letter to the Corporation within 20 days after the date of this notice.

Dated: April 15, 2013

Caledonia Mining Corporation

By: s/S R Curtis

Name: Steven Roy Curtis

VP Finance and Chief Financial Officer